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                              May 13, 2024

       Bala Padmakumar
       Chief Executive Officer
       Monterey Capital Acquisition Corporation
       419 Webster Street
       Monterey, CA 93940

                                                        Re: Monterey Capital
Acquisition Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed May 3, 2024
                                                            File No. 333-276182

       Dear Bala Padmakumar:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 29, 2024 letter.

       Amendment No. 4 to Registration Statement on Form S-4 filed May 3, 2024

       What voting power ...., page 9

   1. We note the addition of Meteora to the table on pages 9 and in response to prior comment
                                                        1. Please revise the
footnote disclosure to clearly state, as you did in the prior amendment, that "any purchases of
shares by Meteora pursuant to the Forward Purchase Agreement could potentially
result in less cash available to the Combined Company than if such shares had been
redeemed by MCAC."
       Material US Federal Income Tax Considerations, page 159

   2. We note the revisions made in response to prior comment 3 and we partially reissue the comment. As previously
requested, please revise the discussion of the tax consequences to
                                                        ConnectM stockholders
to clearly disclose the specific tax consequences of the transaction qualifying as a
reorganization. Currently the disclosure states that "A U.S. Holder should
 Bala Padmakumar
Monterey Capital Acquisition Corporation
May 13, 2024
Page 2
      not recognize gain or loss upon the exchange of ConnectM capital stock for MCAC
      Common Stock pursuant to the Business Combination." However, we note that the opinion is a "will" opinion. Please revise or advise.
General

3. We note the revisions made in response to prior comment 3. Please clarify what you mean when you state "there is substantial doubt we will continue as a going concern" if you are unable to regain compliance with the listing standards.
4. Please update the disclosure throughout the prospectus as of the most recent practicable date. For example, we note that the beneficial ownership information beginning on page
      242 is as of December 31, 2023.
       Please contact Jeffrey Lewis at 202-551-6216 or Isaac Esquivel at 202-551-3395 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameBala Padmakumar
                                                      Division of Corporation
Finance
Comapany NameMonterey Capital Acquisition Corporation
                                                      Office of Real Estate &
Construction
May 13, 2024 Page 2
cc:       Jeffrey Cohan
FirstName LastName